JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

E. D. ARMSTRONG III BRUCE H. BOKOR JOHN R. BONNER, SR.* GUY M. BURNS JONATHAN S. COLEMAN MICHAEL T. CRONIN ELIZABETH J. DANIELS BECKY FERRELL-ANTON COLLEEN M. FLYNN RYAN C. GRIFFIN	MARION HALE REBECCA L. HEIST SCOTT C. ILGENFRITZ FRANK R. JAKES TIMOTHY A. JOHNSON, JR. SHARON E. KRICK ROGER A. LARSON ANGELINA E. LIM MICHAEL G. LITTLE CHIH-PIN LU*	MICHAEL C. MARKHAM ZACHARY D. MESSA A. R. “CHARLIE” NEAL BRETON H. PERMESLY F. WALLACE POPE, JR. ROBERT V. POTTER, JR. JENNIFER A. REH DARRYL R. RICHARDS PETER A. RIVELLINI DENNIS G. RUPPEL*	CHARLES A. SAMARKOS KIMBERLY L. SHARPE JOAN M. VECCHIOLI STEVEN H. WEINBERGER JOSEPH J. WEISSMAN STEVEN A. WILLIAMSON *OF COUNSEL

PLEASE REPLY TO CLEARWATER

FILE NO. 102630

May 15, 2007

Amanda McManus, Attorney-Advisor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Via email MCMANUSA@SEC.GOV

Re:	VillageEDOCS
File No. 0-13395
Preliminary Statement on Form 14A
Filed April 30, 2007

Dear Ms. McManus:

Mike Cronin is on vacation as has asked that I follow up on this matter in his absence.

The following information is being provided by me in response to your letter of comment dated May 10, 2007 to Michael A. Richard.

Concerning comment #1, this will confirm that Section 603 of the California Corporation Code permits solicitation of consents in connection with any action that may be taken at a special or annual meeting of shareholders.

Concerning comment #2, we have compared the California Bylaws with the Delaware Bylaws and the California Articles of Incorporation with the Delaware Certificate of Incorporation and have located one item in each document that may require shareholder approval. In lieu of including additional proposals, we have opted to amend Article VII of the Delaware Bylaws and delete Section 3.13 of the Delaware Certificate. Article VII of the Delaware Bylaws previously provided only directors with the authority to adopt, amend or repeal the Bylaws. To be consistent with the California Bylaws, Article VII of the Delaware Bylaws has been revised to read as follows: “The corporation’s Bylaws may be amended or repealed and new Bylaws

CLEARWATER OFFICE 911 CHESTNUT ST. POST OFFICE BOX 1368 (ZIP 33757-1368) CLEARWATER, FLORIDA 33756 TELEPHONE: (727) 461-1818 TELECOPIER: (727) 462-0365 TELECOPIER: (727) 441-8617	TAMPA OFFICE 403 EAST MADISON ST. SUITE 400 POST OFFICE BOX 1100 (ZIP 33601-1100) TAMPA, FLORIDA 33602 TELEPHONE: (813) 225-2500 TELECOPIER: (813) 223-7118

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Amanda McManus

May 15, 2007

adopted either by approval of the outstanding shares entitled to vote, or by the approval of the Board.”

We have deleted Section 3.13 of the Delaware Certificate. That section previously granted significant rights to the corporation to make loans to employees, officers and directors.

Concerning comment #3, we will replace the one sentence paragraph at the top of page 38 with the following sentence: “Written, unrevoked consents of the holders of a majority of the shares of the Common Stock outstanding and entitled to vote on the Record Date are required for approval of an amendment to the Incentive Plan to increase the number of shares of Common Stock available for issuance thereunder.”

I would greatly appreciate it if you would let me know if the preceding is sufficiently responsive to your comments.

I can be contacted either by email at charlien@jpfirm.com or telephone at (727) 461-1818, Ext 2185.

Very truly yours,

A. R. “Charlie” Neal, Esq.

available for issuance pursuant to the Incentive Plan to 90,000,000 shares.

The Board of Directors believe that the Incentive Plan promotes the financial success and interests of the Company and increases stockholder value by giving incentives to employees, including executives and selected management employees.

Written, unrevoked consents of the holders of a majority of the shares of Common Stock outstanding and entitled to vote on the Record Date are required for approval of an amendment to the Incentive Plan to increase the number of shares of Common Stock available for issuance thereunder.

Our Board of Directors unanimously recommends a vote “FOR” the increase in shares available for issuance under our Incentive Plan 60,000,000 to 90,000,000.

OTHER INFORMATION

Section 16(a) of the Securities Exchange Act of 1934 requires officers and Directors of the Company and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in their ownership with the Securities and Exchange Commission, and forward copies of such filings to the Company.  Based on the copies of filings received by the Company, during the most recent fiscal year, the directors, officers, and beneficial owners of more than ten percent of the equity securities of the Company registered pursuant to Section 12 of the Exchange Act, have filed on a timely basis, all required Forms 3, 4, and 5 and any amendments thereto.

FINANCIAL AND OTHER INFORMATION

For more detailed information regarding the Company, including financial statements, you may refer to our most recent Form 10-KSB for the period ended December 31, 2006 and other periodic filing with the Securities and Exchange Commission ("SEC)" which we file from time to time. This information may be found on the SEC's EDGAR database at www.sec.gov.

COST OF INFORMATION STATEMENT AND DELIVERY OF DOCUMENTS TO MULTIPLE SHAREHOLDERS SHARING AN ADDRESS

We will bear the cost of preparing, printing, and mailing this Information Statement.

One Information Statement will be delivered to multiple shareholders sharing an address unless we receive contrary instructions from such shareholders. Upon receipt of such notice, we will undertake to deliver promptly a separate copy of the Information Statement to the shareholder at a shared address to which a single copy of the documents was delivered. In the event you desire to provide such notice to us with respect to this Information Statement or any future Annual Report, Proxy Statement or Information Statement, such notice may be given verbally by telephoning our offices at (714) 368-8705 or by mail to 14471Chambers Road, Suite 105, Tustin, CA  92780.

CONCLUSION

As a matter of regulatory compliance, we are sending you this Information Statement which describes the purpose and effect of the actions and Amendment.  Your consent to the actions and Amendment is not required and is not being solicited in connection with this action.  This Information Statement is intended to provide our shareholders information required by the rules and regulations of the Securities Exchange Act of 1934.

We are soliciting consents to act upon the following proposals: (i) the election of five (5) directors to serve until the 2008 annual meeting of stockholders and until their successors are elected and qualified (ii) the reincorporation of the Company from California to Delaware by means of a merger with and into a wholly owned Delaware subsidiary, (iii) in connection with the reincorporation in Delaware, to increase the number of shares of common stock we are authorized to issued from four hundred million (400,000,000) to five hundred million (500,000,000), and (iv) to increase the number of options that we are authorized to grant pursuant to our 2002 Equity Incentive Plan from sixty million (60,000,000) to ninety million (90,000,000).

Each member of our Board of Directors who owns shares of our Common Stock and certain of our largest stockholders have indicated that they will consent to each of the proposals. These shares total approximately ___% of our outstanding voting stock as of April 30, 2007, the record date for this consent solicitation.

An explanation of the consent solicitation process, including the date on which consents expire and the revocability of consents is provided in the section of this Consent Statement entitled "Voting Rights and Solicitation."

A form of consent is enclosed. Stockholders are requested to mark, sign, and date the enclosed form of consent and return it as promptly as possible by facsimile (714-xxx-xxxx) or in the envelope provided with these materials, which requires no postage if mailed in the United States.

Voting Securities and Voting Rights

Stockholders of record as of the close of business on April 30, 2007, are entitled to vote on the proposals. As of the Record Date, there were 147,868,127 shares of the Company's common stock, no par value per share (the "Common Stock"), issued and outstanding. Each share is entitled to one vote on all issues requiring a stockholder vote. Directors shall be elected by a plurality of the votes cast.

The Consent Procedures

The elimination of the need for a special meeting of the shareholders to approve the actions is authorized by Section 603 of the California General Corporation Law, (the "California Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less than the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to Section 152 of the California Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to effect the merger between the Company's and the Delaware subsidiary. In a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Our Board set April 30, 2007 as the record date for this Consent Solicitation. Neither our articles of incorporation nor our bylaws contain any provision or language in any way limiting the right of stockholders to take action by written consent.

Why is VillageEDOCS Soliciting Consents as Opposed to Holding an Annual Meeting?

The Board of Directors believes it would not be in the best interest of the Company and its stockholders to incur the cost of holding an annual meeting in connection with these actions. Based on the foregoing, our Board of Directors has determined not to call an annual meeting of stockholders, and none will be held this year. This consent action is being taken in lieu of an annual or special meeting as authorized by Section 603 of the California Corporation Code.

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

3.12 REMOVAL OF DIRECTORS

Any director may be removed from office by the stockholders of the corporation.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV — COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The Board may, by resolution passed by a majority of the authorized number of directors, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, (ii) adopt, amend or repeal any bylaw of the corporation, (iii) fill any vacancies on the Board or on any committee, (iv) fix the compensation of the directors for serving on the Board or any committee, or (v) authorize a distribution to the stockholders of the corporation, except at a rate or in a periodic amount or within a price range determined by the Board.

4.2 COMMITTEE MINUTES

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3 MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (place of meetings and meetings by telephone);

a)            Absolute Obligation. Except as expressly provided herein, no provision of this Article V of this Certificate of Amendment shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the liquidated damages (if any) on, the shares of Series A Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

b)            Lost or Mutilated Preferred Stock Certificate. If a Holder’s Series A Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of

Series A Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

c)            Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

d)            Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Amendment and shall not be deemed to limit or affect any of the provisions hereof.

ARTICLE VI

The authorized number of directors that constitutes the entire Board of Directors shall be, until changed by amendment of these Articles or by a Bylaw duly adopted by the shareholders, such number as may from time to time be authorized by resolution of the Board of Directors or the shareholders, provided that such number shall not be less than three (3) nor more than nine (9).

ARTICLE VII

The corporation’s Bylaws may be amended or repealed and new Bylaws adopted either by approval of the outstanding shares entitled to vote, or by the approval of the Board.

ARTICLE VIII

The election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE IX

Special meetings of the stockholders of the corporation for any purpose or purposes may be called at any time by the president of the corporation, the chairman of the Board of Directors or a majority of the authorized number of directors or by the holders of shares entitled to cast not less than ten percent of the votes at the meeting, but such special meetings may not be called by any other person or persons. No action shall be taken by the stockholders of the corporation except at an annual or special meeting of the stockholders called in accordance with this Certificate of Incorporation or the Bylaws of the corporation, and no action shall be taken by the stockholders by written consent.

ARTICLE X

To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the corporation shall be limited or